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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of February 2004

                         Commission File Number 1-13522

                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                             16 Raffles Quay #26-00
                               Hong Leong Building
                                Singapore 048581
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                   Form 20-F   X       Form 40-F
                             -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No   X
                       -----              -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated August 26, 1996, of China Yuchai International Limited (the "Company") included in the Company's Registration Statement (Registration No. 333-05478) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission.


Other Events

The Company is pleased to announce the appointment of Philip Ting Sii Tien as a director of the Company.

The directors and executive officers of the Company as of February 13, 2004 are set forth below:

         Name                               Position
         ----                               --------
         Wrixon Frank Gasteen               President and Director
         Gao Jia Lin                        Vice President and Director
         Wong Hong Ren                      Director
         Gan Khai Choon                     Director
         Kwek Leng Peck                     Director
         Philip Ting Sii Tien               Chief Financial Officer and Director
         Sheila Murugasu                    Chief Legal Officer
         Ira Stuart Outerbridge III         Secretary

In addition, the Audit Committee and Compensation Committee of the Company have been re-constituted with the following members:

         Audit Committee                    Compensation Committee
         ---------------                    ----------------------
         Gan Khai Choon (Chairman)          Kwek Leng Peck
         Wrixon Frank Gasteen               Wong Hong Ren
         Philip Ting Sii Tien

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: February 13, 2004



                                    CHINA YUCHAI INTERNATIONAL LIMITED



                                    By: /s/ Philip Ting Sii Tien
                                        ---------------------------------------
                                    Name:  Philip Ting Sii Tien
                                    Title: Chief Financial Officer and Director